UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Long Blockchain Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54261402

(CUSIP Number)

eric j. watson

CULLEN INC HOLDINGS LTD.

8 Airpark Drive

Airport Oaks, Manakau

Auckland 2022, New Zealand

+64 9 257 0711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 54261402

1	NAME OF REPORTING PERSON

CULLEN INC HOLDINGS LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		747,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

747,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

747,078
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

CO

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CUSIP NO. 54261402

1	NAME OF REPORTING PERSON

ERIC J. WATSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		192,279
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		747,078
PERSON WITH	9	SOLE DISPOSITIVE POWER

192,279
	10	SHARED DISPOSITIVE POWER

747,078
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

939,357*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%
14	TYPE OF REPORTING PERSON

IN

*Excluded from Mr. Watson’s beneficial ownership are an aggregate of 205,809 Shares held in trusts for Mr. Watson’s children, which Mr. Watson expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

3

CUSIP NO. 54261402

1	NAME OF REPORTING PERSON

WILLIAM GIBSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW ZEALAND, UK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		219,895
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

219,895
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

219,895*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

*Excluded from Mr. Gibson’s beneficial ownership are 655,348 Shares, including 22,500 Shares underlying currently exercisable warrants, held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.

4

CUSIP NO. 54261402

1	NAME OF REPORTING PERSON

JUSTIN DAVIS-RICE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

AUSTRALIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		63,334
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

63,334
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

63,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 54261402

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

Mr. Stranberg is no longer a member of the Section 13(d) group. Mr. Stranberg has filed a separate Schedule 13D reflecting his ownership. Mr. Gibson and Mr. Davis-Rice are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,786,793 Shares outstanding as of April 30, 2018, which is the total number of Shares outstanding as reported in the Issuer’s amended 10-K filed with the Securities and Exchange Commission on April 30, 2018 plus (a) with respect to Mr. Watson, (i) 165,000 Shares underlying the March 29 Warrants, and (ii) 20,000 Shares underlying the May 12 Warrants.

A.	Cullen Holdings
(a)	As of the close of business on August 6, 2018, Cullen Holdings directly owned 747,078 Shares.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 747,078
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 747,078

(c)	Cullen Holdings has not entered into any transactions in the Shares during the past sixty days.
B.	Mr. Watson
(a)	As of the close of business on August 6, 2018, Mr. Watson may be deemed the beneficial owner of (i) 747,078 Shares owned directly by Cullen Holdings, (ii) 7,279 Shares owned directly by Mr. Watson, (iii) 165,000 Shares underlying the March 29 Warrants owned directly by Mr. Watson and (iv) 20,000 Shares underlying the May 12 Warrants owned directly by Mr. Watson.

Percentage: Approximately 6.7%

6

CUSIP NO. 54261402

(b)	1. Sole power to vote or direct vote: 192,279
2. Shared power to vote or direct vote: 747,078
3. Sole power to dispose or direct the disposition: 192,279
4. Shared power to dispose or direct the disposition: 747,078

(c)	Mr. Watson has not entered into any transactions in the Shares during the past sixty days. Excluded from Mr. Watson’s beneficial ownership are an aggregate of 205,809 Shares held in trusts for Mr. Watson’s children, which Mr. Watson expressly disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.
C.	Mr. Gibson
(a)	As of the close of business on August 6, 2018, Mr. Gibson may be deemed the beneficial owner of 219,895 Shares owned directly by Mr. Gibson.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 219,895
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 219,895
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Gibson has not entered into any transactions in the Shares during the past sixty days. Excluded from Mr. Gibson’s beneficial ownership are 655,348 Shares, including 22,500 Shares underlying currently exercisable warrants, held in trust for Mr. Gibson, which Mr. Gibson disclaims beneficial ownership of by virtue of his inability to exercise voting or investment power over such Shares.
D.	Mr. Stranberg

(a) – (c)

Please refer to the Schedule 13D filed by Mr. Stranberg for Mr. Stranberg’s ownership.

E.	Mr. Davis-Rice
(a)	As of the close of business on August 6, 2018, Mr. Davis-Rice may be deemed the beneficial owner of 63,334 Shares owned directly by Mr. Davis-Rice.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 63,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 63,334
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Davis-Rice has not entered into any transactions in the Shares during the past sixty days.

7

CUSIP NO. 54261402

As of the close of business on August 6, 2018, the Reporting Persons collectively beneficially owned an aggregate of 1,222,586 Shares, constituting approximately 8.8% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 6, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement by and among Cullen Inc Holdings Ltd., Eric J. Watson, dated August 7, 2018.

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CUSIP NO. 54261402

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2018

Cullen Inc Holdings Ltd.

By:	/s/ Eric J. Watson
	Name:	Eric J. Watson
	Title:	Director

/s/ Eric J. Watson
ERIC J. WATSON Individually and as attorney-in-fact for William Gibson, and Justin Davis-Rice

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